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May 9, 2018	Alec F. Orudjev
(202) 724.6846
aorudjev@schiffhardin.com

VIA SEC EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief

Sergio Chinos, Attorney-Advisor

Re:	China Ceramics Co., Ltd.

Registration Statement on Form F-3

Filed April 16, 2018

File No. 333-224302

Dear Mr. Chinos:

This letter sets forth the response of China Ceramics Co. Ltd. (the “Company”) to the comment letter dated May 1, 2018 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-3 filed on April 16, 2018 (the “Registration Statement”). The Staff comment is reproduced below and followed by the Company’s response.

Form F-3 filed April 16, 2018

General

1.      We note that your registration statement contains audited financial statements for the fiscal year ended December 31, 2016. Please be advised that we cannot accelerate the effective date of your registration statement until you have updated your financial statements in accordance with Item 8.A of Form 20-F. Please see Item 5(b)(2) of Form F-3.

Response:      Please note the Company’s audited financial statements for the fiscal year ended December 31, 2017 were filed as a part of the Company’s Annual Report on Form 20-F filed with the SEC on May 4, 2018 (the “20-F”), and have been incorporated by referenced into the Registration Statement. The Company’s Pre-Effective Amendment No. 1 to the Registration Statement filed with the SEC on May 9, 2018 includes certain minor updates, including, without limitation, updated references to the December 31, 2017 audited financial statements. In addition, this amended filing also includes the Company’s independent auditors’ consent for incorporation by reference of their audits of the consolidated financial statements as of December 31, 2017 and 2016, respectively, which appears in the 20-F.

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May 9, 2018

Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc:	Hen Man Edmund, CFO

Ralph V. De Martino, Esq., Schiff Hardin LLP